SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

April 1, 2026

Securities and Exchange Commission - SEC
Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that the Board of Directors of Credicorp Ltd. (“Credicorp”), in its session held on April 1, 2026, has approved the following matters in relation to the election, at the Company’s Annual General Meeting of Shareholders, of the new Board which will perform the role for the March 2026 -March 2029 period:

1.	Election of Mr. Luis Romero Belismelis as the Chairman of the Board and Mr. Raimundo Morales Dasso as the Vice-Chairman of the Board of Credicorp.

2.	Designation of the following directors as members of the Audit Committee:
•	Juan Paredes Manrique (Chair and Financial Expert)
•	Nuria Aliño Pérez
•	María Teresa Aranzabal Harreguy

Mr. Raimundo Morales Dasso will act as advisor to the Audit Committee.

3.	Designation of the following directors as members of the Risk Committee:
•	Pedro Rubio Feijóo (Chair)
•	María Inés Álvarez Arnao
•	Raimundo Morales Dasso
•	Juan Paredes Manrique
•	Luis Romero Belismelis

4.	Designation of the following directors as members of the Compensation and Nominations Committee:
•	Nuria Aliño Pérez (Chair)
•	María Teresa Aranzabal Harreguy
•	Raimundo Morales Dasso
•	Luis Romero Belismelis
•	Pedro Rubio Feijóo

5.	Designation of the following directors as members of the Sustainability Committee:
•	María Teresa Aranzabal Harreguy (Chair)
•	Nuria Aliño Pérez
•	Leslie Pierce Diez-Canseco
•	Manuel Romero Valdez
•	Pedro Rubio Feijóo

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2026

CREDICORP LTD. (Registrant)

	By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative